Exhibit 99.19

NEWS RELEASE

Gunnison Copper Welcomes Jason Howe and Joseph Gallucci to the Board of Directors

May 15, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce that Mr. Jason Howe and Mr. Joseph Gallucci have joined the Board of Directors. The new appointments are consistent with Gunnison’s continuing effort to add leaders from the mining community with production and finance experience as the Johnson Camp Mine (JCM) targets copper production in Q3, 2025 and the Gunnison Copper Project advances the open pit development plan.

Mr. Jason Howe – CPA, CA is a seasoned mining executive with over 20 years of experience in corporate development, finance, and executive leadership. He has a proven track record in leading strategic acquisitions, fostering stakeholder relationships, and driving sustainable growth in the mining industry. Mr. Howe has been recognized for expertise in mergers and acquisitions, financial oversight, and corporate governance.

Mr. Howe was a co-founder of Capstone Mining Corp. where he led their Business Development, Marketing and HR functions. He led negotiations for the Far West Mining and the Pinto Valley Mine acquisitions. In 2021, Mr. Howe completed $2 billion in transactions at Capstone, including the business combination with Mantos Copper, the Gold Stream acquired by Wheaton Precious Metals and the consolidation of the ownership of Santo Domingo. In addition, Mr. Howe was co-founder of Silverstone Resources and served as CFO until its acquisition from Wheaton Precious Metals.

Mr. Joseph Gallucci – MBA, ICD.D, is a capital markets executive and director with more than 20 years of experience including investment banking and equity research focused on mining including base metals, precious metals, energy metals and bulk commodities. His career has spanned across several firms including BMO Capital Markets, GMP Securities, Dundee Securities, and he was a co-founder of Eight Capital where he led their Mining Investment Banking team.

He is presently Managing Director, Head of Investment Banking at Laurentian Bank Securities where he is the head of the vision and strategy for the entire investment banking practice. He is responsible for corporate finance, and mergers & acquisitions including many notable transactions and was directly involved in raising over $1 billion for mining companies with a focus on base and precious metal companies.

Earlier in his career, Mr. Gallucci was a research analyst at GMP and Dundee Securities. At Dundee Securities, he was a Managing Director and Head of the Metals and Mining Research Team. Aside from the ICD.D designation obtained in 2022, Mr. Gallucci holds a B.Comm and an MBA in investment management from Concordia University. In 2021 Mr. Gallucci was chosen as one of Concordia University’s Top 50 under 50.

Fred Duval, Chair of the Board of the Gunnison states “I am extremely pleased to welcome both Jason and Joseph to the Gunnison Board as we reconstitute the board of directors as part of our new strategic focus. Their vast array of experiences in the mining industry will bring valuable input to the team. We look forward to their contributions as we advance both of our made-in-America copper assets.”

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Gunnison exists to develop and operate copper mines in Southern Arizona to produce fully Made in America finished copper cathode to directly supply American energy, defense, and manufacturing supply chains. Gunnison proudly hires locally, purchases locally, and sells its products in America. Gunnison invests in its employees, their families, and the communities around it. Gunnison operates safely and responsibly with a focus on technology and positive societal impact, while also emphasizing long-term value creation for stakeholders.

Its flagship asset, the Gunnison Copper Project, has a measured and indicated mineral resource containing over 831 million tons with a total copper grade of 0.31% (measured mineral resource of 191.3 million tons at 0.37% and indicated mineral resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is under construction with first copper production expected in Q3 2025, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Mr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Shawn Westcott

T: 604.365.6681

E: info@GunnisonCopper.com

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the future development plans for the Gunnison Project; (iii) the results of the PEA including operating and capital costs estimates, along with the economics of the Gunnison Project; (iv) the intention to mine the Gunnison Project and future production therefrom; and (v) risks and opportunities associated with the Gunnison Project and Johnson Camp Mine.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the Company will continue to have access to financing to support operations, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be commenced at the Gunnison Copper Project, risks relating to the failure to raise new financing to support operations, variations in mineral resources, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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